
August 1, 2011

<u>Via E-mail</u>
Glenda Flanagan
Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, TX 78703

> **Re:** **Whole Foods Market, Inc.**
> **Form 10-K for the Fiscal Year Ended September 26, 2010**
> **Filed November 24, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 18, 2011**
> **File No. 000-19797**

Dear Ms. Flanagan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Legal Branch Chief